Exhibit A

McCORMICK & COMPANY, INCORPORATED

2007 OMNIBUS INCENTIVE PLAN

Article I. - Purpose:

     The purpose of the 2007 Omnibus Incentive Plan (the “Plan”) is to enhance the ability of McCormick & Company, Incorporated (the “Company”) and its subsidiaries and affiliates to attract and retain highly talented and experienced directors, officers, other key employees, and independent contractors, to motivate Plan participants to achieve the Company’s financial goals and strategic objectives, and to facilitate the design and implementation of competitive incentive compensation programs. To this end, the Plan provides for the grant of share-based awards in the form of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights, performance shares and performance units, as well as the grant of cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to any non-employee director or any consultant or adviser currently providing services to the Company or an affiliate shall in all cases be non-qualified stock options. The Plan permits the payment of incentive compensation that may or may not satisfy the criteria for “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

Article II. - Administration:

     The Compensation Committee of the Board of Directors shall administer the Plan for those participants who are members of the Company’s Board of Directors, “officers” of the Company as defined in Rule 16a – 1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”), and for such other key employees as may be designated by the Compensation Committee as Plan participants (such directors, officers and key employees hereinafter referred to as “Senior Participants”). All determinations with respect to the participation of such Senior Participants in the Plan, and the form, amount and timing of any Awards (as defined in Article IV) to be granted to any such participants under the Plan, and the payment of any such Awards shall be made solely by the Compensation Committee. The Company’s Management Committee shall administer the Plan for all other participants and shall have responsibility for all determinations with respect to the participation of any such participants in the Plan, and the form, amount and timing of any Awards to be granted to any such participants under the Plan, and the payment of any such Awards. All references to the “Committee” in the Plan shall include both the Compensation Committee and the Management Committee.

     The Committee may retain the right in an Award Agreement or otherwise to cause a forfeiture of the gain realized by a participant on account of actions taken by the participant in violation or breach of, or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any affiliate thereof or any confidentiality obligation with respect to the Company or any affiliate thereof or otherwise in competition with the Company or any affiliate thereof, to the extent specified in such Award Agreement applicable to the participant. Furthermore, the Company may annul an Award if the participant is an employee of the Company or an affiliate thereof and is terminated for Cause. “Cause” means, as determined by the Committee and unless otherwise provided in an applicable agreement with the Company or an affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting, or other service, confidentiality, intellectual property or non-competition agreements, if any, between the participant and the Company or an affiliate. Furthermore, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 and any participant who knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct, shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve (12) month period following the public issuance or Exchange Act filing (whichever first occurred) of the financial document that contained such material noncompliance.

     The Committee may delegate to the officers or other employees of the Company the authority to execute and deliver instruments and documents, and to do such other acts and things and to take such other steps as may be deemed necessary, advisable or convenient for the effective administration of the Plan in accordance with its terms and purpose, except that the Compensation Committee may not delegate any discretionary authority to grant or amend an Award, or to make substantive decisions relating to the timing, eligibility, pricing, amount or other material terms of Awards granted to Senior Participants. In making any determination or in taking or not taking any action under the Plan, the Committee may obtain and may rely upon the advice of experts, including professional advisors to the Company.

Article III. - Participants:

     The Committee shall designate those employees of the Company (or any subsidiary, affiliate or joint venture in which the Company either owns at least fifty percent of the voting stock or has a right to at least fifty percent of the profits), and non-employee members of the Company’s Board of Directors, and officers, directors, stockholders or partners of the Company’s affiliated entities, and independent contractors who provide services to the Company (or to any subsidiary, affiliate or joint venture in which the Company either owns at least fifty percent of the voting stock or has a right to at least fifty percent of the profits) who will participate in the Plan and be granted one or more Awards under the Plan. In determining eligibility to receive an Award and the type and the amount of the Award to any eligible individual, the Committee shall consider the position and responsibilities of the individual, the nature and value of such individual’s services and accomplishments, the present and potential contribution of the individual to the success of the Company and such other factors as the Committee may deem appropriate. Notwithstanding the foregoing, Awards will not be granted to any employee of a subsidiary, affiliate or joint venture if such Award would result in noncompliance with Code Section 409A.

Article IV. - Awards:

A.	Types of Awards. The types of Awards that may be granted under the Plan consist of Share-Based Awards and Cash-Based Awards. Except as provided in Section IV.D below, Awards are not transferable. The Committee may grant any of the following Awards, either singly or in combination with other Awards:

	1.	Share-Based Awards:

		(a)	Non-Qualified Stock Options. A Non-Qualified Stock Option is an Award in the form of an option to purchase shares of the Company’s Common Stock and/or Common Stock Non-Voting (collectively, the “Stock”). A Non-Qualified Stock Option does not qualify for the special tax treatment accorded to Incentive Stock Options under Code Section 422. The option exercise price for each Non-Qualified Stock Option granted under the Plan shall not be less than the fair market value of a share of Stock as of the date on which such option is granted. For purposes of the Plan, the “fair market value” of a share of Stock shall not be less than the closing sale price of such share of Stock on the New York Stock Exchange on the date specified. All Non-Qualified Stock Options shall be treated as Performance-Based Awards subject to the applicable restrictions of Article IV.B.

		(b)	Incentive Stock Options. An Incentive Stock Option is an Award in the form of an option to purchase shares of Stock that is intended to comply with the requirements of Code Section 422, or any successor section of the Code. The option exercise price for each Incentive Stock Option granted under the Plan shall not be less than the fair market value of a share of Stock as of the date on which such option is granted; provided, however that in the case of a participant who is an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of it subsidiaries, the option exercise price shall not be less than 110% of the fair market value of a share of Stock as of the date on which such option is granted. To the extent that the aggregate “fair market value” of Stock with respect to which one or more Incentive Stock Options first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Stock subject to Incentive Stock Options under the Plan and Stock subject to incentive stock options under all other plans of the Company and other entities referenced in Code Section 422(d)(1), the stock options shall be treated as Non-Qualified Stock Options. For this purpose, the fair market value of the Stock subject to an Incentive Stock Option is determined as of the date on which the Incentive Stock Option is granted. If any participant shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such participant shall notify the Company of such disposition within ten (10) days thereof. All Incentive Stock Options shall be treated as Performance-Based Awards subject to the applicable restrictions of Article IV.B.

(c)	Stock Appreciation Rights. A Stock Appreciation Right is an Award in the form of a right to receive cash or Stock, upon surrender of the Stock Appreciation Right, in an amount equal to the appreciation in the value of the Stock over a base price established in the Award. The Committee may grant Stock Appreciation Rights either independently of stock options, or in tandem with stock options such that the exercise of the stock option or Stock Appreciation Right cancels the tandem Stock Appreciation Right or stock option. The minimum base price of a Stock Appreciation Right granted under the Plan shall not be less than the fair market value of the underlying Stock as of the date on which the Stock Appreciation Right is granted, or, in the case of a Stock Appreciation Right related to a stock option (whether already outstanding or concurrently granted), the exercise price of the related stock option. All Stock Appreciation Rights shall be treated as Performance-Based Awards subject to the applicable restrictions under Article IV.B.

(d)	Restricted Stock and Restricted Stock Units. Restricted Stock is an Award of shares of Stock that is granted subject to the satisfaction of such conditions and restrictions as the Committee may determine (such as a condition that participants pay a stipulated purchase price for each share of Stock, a condition that certain performance goals established by the Committee pursuant to Article IV.B. hereof be achieved, a condition that the participant’s right to the Restricted Stock shall not vest for a period of time during which service is to be provided or performance goals are to be achieved, a condition that the Award be subject to forfeiture upon the occurrence of certain specified events, and/or restrictions on the transfer and/or other incidents of ownership). In lieu of, or in addition to any Awards of Restricted Stock, the Committee may grant Restricted Stock Units to any participant subject to the same conditions and restrictions as the Committee would have imposed in connection with any Award of Restricted Stock. Each Restricted Stock Unit shall have a value equal to the fair market value of one share of Stock. Restricted Stock Units may be paid at such time as the Committee may determine in its discretion and payments may be made in a lump sum or in installments, in cash, Stock, or any combination thereof, as determined by the Committee in its discretion.

(e)	Unrestricted Stock Awards. An Unrestricted Stock Award is an award of shares of Stock that are not subject to the satisfaction of any conditions or restrictions. Unrestricted Stock Awards may be granted in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to a participant.

(f)	Performance Shares and Performance Units. Performance Shares and Performance Units are Awards granted to participants subject to the achievement of performance goals established by the Committee pursuant to Article IV.B. hereof. Each Performance Share shall have an initial value equal to the fair market value of one share of Stock on the date that it is granted. Each Performance Unit shall have an initial dollar value that is determined by the Committee on the date of grant. The number and/or value of the Performance Shares or Performance Units to be paid to a participant shall depend on the extent to which the performance goals have been achieved. The Performance Shares or Performance Units may be paid in the form of Stock or cash, or in some combination thereof, based on the fair market value of the Stock on the last trading day immediately before the close of the period during which the performance goals are to be achieved. Performance Shares may be granted subject to any restrictions deemed appropriate by the Committee.

	2.	Cash-Based Awards: Cash-Based Awards are Awards that provide participants with the opportunity to earn a cash payment based upon the achievement of one or more performance goals for a period of one or more years (the “Award Cycle”) determined by the Committee. For each Award Cycle, the Committee shall determine the relevant performance criteria (see Article IV.B.), the performance goal for each performance criterion, the level or levels of achievement necessary for Awards to be paid, the weighting of the performance goals if more than one performance goal is applicable, and the size of the Awards.

B.	Performance-Based Awards. Without limiting the generality of the foregoing, any of the Awards listed in Article IV.A. may be granted as Awards that satisfy the requirements for “performance-based compensation” within the meaning of Code Section 162(m) (“Performance-Based Awards”). In order to qualify as “performance-based compensation,” the grant of the Award, the vesting of the Award, or the payment of the Award must be contingent upon the achievement of pre-established performance goals. The performance goals must be established by the Committee and may be for the Company, or a Company subsidiary, affiliate or other Company operating unit or department, or a combination of such units or departments. The performance goal shall be based on one or more performance criteria selected by the Committee. In the case of Awards intended to qualify as Performance-Based Awards, the performance criteria shall be selected only from among the following: net sales; operating income; pre- or after-tax income; operating profit minus capital charges; cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; net income; earnings per share; earnings before interest and taxes; earnings before interest, taxes, depreciation and/or amortization; return on equity; return on invested capital; return on assets; economic value added (or an equivalent measure); share price performance; total shareholder return; improvement in or achievement of expense levels; improvement in or achievement of working capital levels; innovation as measured by a percentage of sales of new products; market share; productivity ratios; completion and/or integration of acquisitions of businesses or companies; completion of divestitures and asset sales; and any combination of any of the foregoing business criteria.

Any of the performance criteria may be used to measure the performance of the Company, Subsidiary, and/or affiliate as a whole or any business unit of the Company, subsidiary, and/or affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of the performance criteria specified in this Article IV.B.

Notwithstanding anything contained in this Article IV.B. to the contrary, Non-Qualified Stock Options, Incentive Stock Options and Stock Appreciation Rights need to satisfy only the requirements of Article IV.A.1. and Article V.B. in order for such Awards to qualify as Performance-Based Awards under this Article IV.B. (with such Awards hereinafter referred to as a “Qualifying Stock Option” or a “Qualifying Stock Appreciation Right,” respectively). With the exception of any Qualifying Stock Option or Qualifying Stock Appreciation Right, an Award that is intended to satisfy the requirements of a Performance-Based Award shall be so designated at the time of grant. Nothing in the Plan shall limit the ability of the Committee to grant stock options or Stock Appreciation Rights with an exercise price or a base price greater than the fair market value of a share of Stock on the date of grant or to make the vesting of the stock options or Stock Appreciation Rights subject to the achievement of pre-established performance goals or other business objectives.

	1.	Eligible Class. All participants shall be eligible for Awards under this Article IV.B.

	2.	Performance Goals. The performance goals for any Award that is intended to qualify as a Performance-Based Award (other than Qualifying Stock Options and Qualifying Stock Appreciation Rights) shall be based on one or more of the above-mentioned performance criteria. The specific performance goal(s) and the applicable performance criteria must be established by the Committee in advance of the deadlines applicable under Code Section 162(m) and while the achievement of the performance goal(s) remains substantially uncertain.

	3.	Committee Certification and Payment of Awards. Before any Performance-Based Award under this Article IV.B. (other than Qualifying Stock Options and Qualifying Stock Appreciation Rights) is paid, the Committee must certify in writing (by resolution or otherwise) that the applicable performance goal(s) and any other material terms of the Performance-Based Award have been satisfied; provided that a Performance-Based Award may be paid without regard to the satisfaction of the applicable performance goal in the event of a change in control as provided in Article VII. Unless otherwise provided by the Committee, Performance-Based Awards shall be paid as soon as practicable after the Committee has certified that the applicable goals and terms of such awards have been satisfied, but in no event later than the fifteenth (15th) day of the third month following the end of the performance period to which the award relates. Notwithstanding the foregoing, to the extent an amount was intended to be paid so as to qualify as a short-term deferral under Section 409A of the Code and the applicable regulations, then such payment may be delayed if the requirements of Treas. Reg. 1.409A-1(b)(4)(ii) are met. In such case, payment of such deferred amounts must be made as soon as reasonably practicable following the first date on which the Company anticipates or reasonably should anticipate that, if the payments were made on such date, the Company’s deduction with respect to such payment would no longer be restricted due to the applicability of Section 162(m) of the Code.

	4.	Terms and Conditions of Awards; Committee Discretion to Reduce Performance Awards. The Committee shall have discretion to determine the conditions, restrictions or other limitations, in accordance with, and subject to, the terms of the Plan and Code Section 162(m), on the payment of individual Performance-Based Awards under this Article IV.B. To the extent set forth in an Award Agreement, the Committee may reserve the right to adjust the amount payable in accordance with any standards or on any other basis (including the Committee’s discretion), as the Committee may determine; provided, however, that in the case of Awards intended to qualify as Performance-Based Awards, such adjustments shall be prescribed in a form that meets the requirements of Code Section 162(m).

	5.	Adjustments for Material Changes. In the event of (a) a material change in corporate capitalization made without receipt of consideration, a corporate transaction (including a restructuring or a sale of a part of the Company’s business), or a complete or partial corporate liquidation, or (b) any extraordinary gain or loss or other event that is treated for accounting purposes as an extraordinary item under generally accepted accounting principles, or (c) any material change in accounting policies or practices affecting the Company and/or the performance goals or performance criteria, the Committee may (but in the case of (a) and with respect to equity-based awards, shall) make adjustments to the performance goals and/or performance criteria, applied as of the date of the event, and based solely on objective criteria, so as to neutralize, in the Committee’s judgment, the effect of the event on the applicable Performance-Based Award. To the extent such adjustments affect Awards intended to be Performance-Based Awards under Article IV.B., such adjustments shall be prescribed in a form that meets the requirements of Code Section 162(m).

C.	Maximum Term of Awards. No Award that contemplates exercise or conversion may be exercised or converted to any extent, and no other Award that defers vesting, shall remain outstanding and unexercised, unconverted or unvested, more than ten years after the date the Award was initially granted.

D.	Transferability. If authorized in the applicable Award Agreement, a participant may transfer, not for value, all or part of an option which is not an Incentive Stock Option, or a Stock Appreciation Right, to any Family Member. For the purpose of this Article IV.D., a “not for value” transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the participant) in exchange for an interest in that entity. Following a transfer under this Article IV.D, any such option or Stock Appreciation Right shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred options or Stock Appreciation Rights are prohibited except to Family Members of the original participant in accordance with this Article IV.D. or by will or the laws of descent and distribution. A “Family Member” means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the participant, any person sharing the participant’s household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the participant) control the management of assets, and any other entity in which one or more of these persons (or the participant) own more than fifty percent of the voting interests.

E.	Deferrals. The Committee may permit or require a participant to defer receipt of the payment of cash or the delivery of Stock that would otherwise be due pursuant to (1) the lapse or waiver of conditions and restrictions with respect to Restricted Stock or Restricted Stock Units, or (2) the satisfaction of any requirements or performance goals with respect to Performance Shares or Units or in connection with any other Awards. If any such deferral is required or permitted, the Committee shall, in its discretion, establish rules and procedures for such deferrals and any such deferrals shall be made in a manner that complies with Code Section 409A. Such rules and procedures may include a provision for crediting interest on deferred cash payments and dividend equivalents for deferred payments denominated in Stock. At the discretion of the Committee, a participant may be offered an election to substitute an Award for another Award or Awards of the same or different type.

F.	Dividend Equivalents. Dividends or dividend equivalent rights may be extended to and made a part of any Award denominated in Stock or Stock Units subject to such terms, conditions and restrictions as the Committee may establish.

Article V. - Shares Subject to the Plan and Maximum Awards; Adjustments:

A.	Number of Shares Available for Awards. Subject to adjustment as provided in Article V.G, six million (6,000,000) shares of the Company’s Common Stock and two million (2,000,000) shares of the Company’s Non-Voting Common Stock shall be reserved for issuance under Awards to be granted under the Plan, which includes the number of shares of Stock remaining available for issuance under each of the Prior Plans (as defined below) as of the Effective Date, plus any shares of Stock that are subject to outstanding awards under the Prior Plans that expire or are forfeited, canceled or settled for cash without delivery of shares of Stock after the date the Company’s stockholders approve the Plan, to the extent such shares would have been added back to the number of shares available for issuance under the Prior Plans. Of such total number of shares of Stock available for issuance under the Plan, not more than seven million five hundred thousand (7,500,000) shares of Stock may be used for Awards other than stock options or Stock Appreciation Rights. “Prior Plans” means the Company’s 2004 Long-Term Incentive Plan, 2002 Mid-Term Incentive Plan, 2001 Stock Option Plan, 1997 Stock Option Plan, 1999 Directors’ Non-Qualified Stock Option Plan, 2004 Directors’ Non-Qualified Stock Option Plan, McCormick (UK) Share Option Scheme and 2000 McCormick France Share Option Plan.

B.	Annual Share Limit for Stock Options and Stock Appreciation Rights. The number of shares of Stock available for grant or issuance under this Article V.B. in any calendar year shall be increased by the number of shares of Stock available for grant or issuance in previous calendar years but not covered by stock options or Stock Appreciation Rights granted or exercised in previous calendar years. Subject to Article V.A., the maximum aggregate number of shares of Stock for which stock options and Stock Appreciation Rights may be granted in any calendar year to an individual participant shall not exceed one (1) percent of the Company’s issued and outstanding shares of Stock on November 30 of the calendar year immediately preceding the date of grant of the Award, calculated in a manner consistent with the method for calculating outstanding shares for reporting in the Company’s Annual Report on Form 10-K.

C.	Annual Share Limit for Restricted Stock, Unrestricted Stock and Restricted Stock Units. The number of shares of Stock available for grant or issuance under this Article V.C. in any calendar year shall be increased by the number of shares of Stock available for grant or issuance in previous calendar years but not covered by Restricted Stock and Restricted Stock Units granted or exercised in previous calendar years. Subject to Article V.A., the maximum aggregate number of shares of Stock for which Restricted Stock, Unrestricted Stock and Restricted Stock Unit Awards may be granted in any calendar year to an individual participant shall not exceed one (1) percent of the Company’s issued and outstanding shares of Stock on November 30 of the calendar year immediately preceding the date of grant of the Award, calculated in a manner consistent with the method for calculating outstanding shares for reporting in the Company’s Annual Report on Form 10-K.

D.	Annual Share Limit for Performance Share and Performance Units. The number of shares of Stock available for grant or issuance under this Article V.D. in any calendar year shall be increased by the number of shares of Stock available for grant or issuance in previous calendar years but not covered by Performance Shares and Performance Units granted or exercised in previous calendar years. Subject to Article V.A., the maximum aggregate number of shares of Stock for which Performance Shares and Performance Share Unit Awards may be granted in any calendar year to an individual participant shall not exceed one (1) percent of the Company’s issued and outstanding shares of Stock on November 30 of the calendar year immediately preceding the date of grant of the Award, calculated in a manner consistent with the method for calculating outstanding shares for reporting in the Company’s Annual Report on Form 10-K.

E.	Limits for Cash-Based Awards. The maximum amount that may be earned as a Cash-Based Award in respect of a performance period for a single calendar year by any individual participant is $5,000,000 and the maximum amount that may be earned as a Cash-Based Award in respect of a performance period of greater than a single calendar year by any individual participant is $10,000,000.

F.	Share Usage, Reissue of Shares and Stock Units. Shares of Stock covered by an Award shall be counted as used as of the date of grant. Shares of Stock and Stock Units covered by Share-Based Awards that are not earned, either wholly or in part, or that expire or are forfeited, terminated, canceled, settled in cash, payable solely in cash or exchanged for other Awards, shall be available for future issuance under Share-Based Awards, whether or not the participant has received benefits of ownership (such as dividends or dividend equivalents or voting rights) during the period in which the participant’s ownership was restricted or otherwise not vested. However, shares of Stock tendered to or withheld by the Company in connection with the exercise of Stock Options, or the payment of tax withholding on any Award, shall not be available for future issuance under Share-Based Awards.

G.	Adjustments. In the event of any recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, merger, combination, consolidation, or other reorganization or any extraordinary dividend or other extraordinary distribution in respect of the Stock (whether in the form of cash, Stock or other property), or any split-up, spin-off, split-off, extraordinary redemption, or exchange of outstanding Stock, or any other similar corporate transaction or event in respect of the Stock, or a sale of substantially all the assets of the Company as an entirety, then the Committee shall appropriately and equitably, and taking into consideration the effect of the event on the holders of the Stock, proportionately adjust any or all of the following:

	1.	the number and type of shares of Stock that thereafter may be made the subject of Awards (including the specific maximum and numbers of shares of Stock set forth elsewhere in the Plan); provided that adjustments for limits that apply to the Plan as a whole shall be made exclusively by the Compensation Committee;

	2.	the number and type of shares of Stock or the amount of cash subject to any or all outstanding Awards;

	3.	the grant, purchase, base or exercise price, or conversion ratio of any or all outstanding Awards;

	4.	subject to Article IV.B., the performance goals or performance criteria applicable to any outstanding “Performance-Based” Awards; or

	5.	any other terms that are affected by the event.

Notwithstanding the foregoing, in the case of an Incentive Stock Option, no adjustment shall be made that would cause the Plan to violate Section 424(a) of the Code or any successor provisions thereto, without the written consent of the participant adversely affected thereby. The Committee may act prior to an event described in this Article V.G. (including at the time of an Award by means of more specific provisions in the Award Agreement) if deemed necessary or appropriate to permit the participant to realize the benefits intended to be conveyed by an Award in respect of the Stock in the case of an event described in this Article V.G. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to this Article V shall be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution

H.	Interpretive Issues. Additional rules for determining the number of shares of Stock authorized for Awards under the Plan from time to time may be adopted by the Committee, as it deems necessary or appropriate.

I.	Source of Shares; No Fractional Shares. The Stock that may be issued (which term includes Stock reissued or otherwise delivered) pursuant to an Award under the Plan shall be authorized but unissued Stock. No fractional shares of Stock shall be issued under the Plan, and shares issued shall be rounded down to the nearest whole share, but fractional interests may be accumulated pursuant to the terms of an Award.

J.	Purchase or Exercise Price; Withholding. The exercise or purchase price (if any) of the Stock issuable pursuant to any Award and any withholding obligation under applicable tax laws shall be paid in cash or, subject to the Committee’s express authorization and such terms, restrictions, conditions and procedures as the Committee may in its sole discretion impose (subject to Article XI.D.), any one or combination of (1) cash, (2) the delivery of shares of Stock, (3) a reduction in the amount of Stock or other amounts otherwise issuable or payable pursuant to such Award, (4) the delivery of a promissory note, or other obligation for the future payment of money, or (5) in the case of purchase price only, labor or service as an employee to be performed or actually performed. In the case of a payment by the means described in clause (2) or (3) above, the Stock to be so delivered or offset shall be determined by reference to the fair market value of the Stock on the date as of which the payment or offset is made. Notwithstanding the foregoing, no “executive officer” shall be permitted to satisfy the purchase or exercise price or withholding obligation with respect to an Award by using a method of payment otherwise authorized under the Plan or an Award Agreement if such method of payment would constitute a personal loan under Section 13(k) of the Exchange Act. If an Award Agreement to a participant who is not an “executive officer” authorizes a method of payment that would constitute a personal loan under Section 13(k) of the Exchange Act and the participant subsequently becomes an “executive officer,” then the payment method shall no longer be available to the participant and the Committee shall take whatever steps are necessary to make such payment method void as to such participant, including but not limited to requiring the immediate payment of any note or loan previously obtained in connection with an Award.

K.	Third Party Assisted Exercise. Subject to any restrictions on “executive officers” pursuant to Section 13(k) of the Exchange Act, the Committee may permit the exercise of the Award and payment of any applicable withholding tax in respect of an Award by delivery of notice, subject to the Company’s receipt from a third party of payment (or commitment to make payment) in full in cash for the exercise price and the applicable withholding prior to issuance of Stock, in the manner and subject to such procedures as may be established by the Committee.

Article VI. - Award Agreements:

     Each Award under the Plan that is a Share-Based Award shall be evidenced by an Award Agreement in a form approved by the Committee setting forth the number of shares of Stock to which the Award applies or on which the Award is based, as applicable, and the price (if any) and term of the Award and, in the case of Performance-Based Awards, any applicable performance goals. The Award Agreement also shall set forth such other material terms and conditions as the Committee may deem applicable to the Award as determined by the Committee consistent with the limitations of the Plan. Such other terms and conditions may include provisions describing the treatment of an Award in the event of the death, disability, retirement, divestiture or other termination of a participant’s employment with or services to the Company, provisions relating to the vesting, exercisability, forfeiture or cancellation of the Awards, requirements for continued employment, other restrictions or conditions (including performance requirements and holding periods) of the Award and the method by which the restrictions or conditions lapse, subject, in the case of Performance-Based Awards, to the requirements for “performance-based compensation” under Code Section 162(m). In the event of any conflict between an Award Agreement and any non-discretionary provisions of the Plan, the terms of the Plan shall govern.

Article VII. - Change in Control; Acquisitions:

A.	Change in Control. In the event of a change in control, all conditions and restrictions on the exercise of all Awards (excluding stock options and Stock Appreciation Rights that are not “in the money”) then outstanding (including but not limited to vesting schedules requiring a specified period of service and performance goals requiring the satisfaction of specific performance criteria) shall be waived and such Awards shall become exercisable or payable immediately for the full amount of the Shares of Stock and/or any cash payment covered by such Awards. In addition to any action required or authorized by the Plan and the terms of an Award, the Committee may take any other action it deems appropriate to ensure the equitable treatment of participants in the event of, or in anticipation of a change in control, including but not limited to any one or more of the following with respect to any or all Awards: (1) provision for the settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of the change in control; and (2) such other modification or adjustment to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of participants upon or following the change in control.

B.	Change in Control Definition. For purposes of the Plan, a “change in control” shall be deemed to occur upon one or more of the following events:

	1.	the consolidation or merger of the Company with or into another entity where the Company is not the continuing or surviving corporation, or pursuant to which shares of the Company’s capital stock are converted into cash, securities or other property, except for any consolidation or merger of the Company in which the holders (excluding any “Substantial Stockholders” as defined in Section 4, “Common Stock,” subsection (b)(2)(H) of the Certificate of Incorporation of the Company as in effect as of the date hereof (the “Charter”)) of the Company’s (1) voting common stock, (2) non-voting common stock, and (3) other classes of voting stock, if any, immediately before the consolidation or merger shall, upon consummation of the consolidation or merger, own in excess of 50% of the voting stock of the surviving corporation;

	2.	any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company;

	3.	any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act, as amended) becoming the beneficial owner (as defined in Section 4, “Common Stock,” subsection (b)(2)(C) of the Charter), directly or indirectly, of securities of the Company representing more than 13% (the “Specified Percentage”) of the voting power of all the outstanding securities of the Company having the right to vote in an election of the Board (after giving effect, to the extent applicable, to the operation of Section 4, “Common Stock,” subsection (b) of the Charter) (including, without limitation, any securities of the Company that any such person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, which shall be deemed beneficially owned by such person), provided, however, that in the event that the vote limitation with respect to Substantial Stockholders set forth in Section 4, “Common Stock,” subsection (b) of the Charter becomes inoperative by virtue of the operation of Section 4, “Common Stock,” subsection (b)(12) of the Charter, or otherwise, the “Specified Percentage” shall be increased, without requirement for further action, to 35%; or

	4.	individuals, who constitute the entire Board elected by the Company’s stockholders at its most recent annual meeting of stockholders and any new directors who have been appointed to the Board by a vote of at least a majority of the directors then in office, having ceased for any reason to constitute a majority of the members of the Board.

C.	Business Acquisitions. Awards may be granted under the Plan on terms and conditions as the Committee may consider appropriate, which may differ from those otherwise required by the Plan to the extent necessary to reflect a substitution for or assumption of stock incentive awards held by employees of other entities who become employees of the Company or a subsidiary as the result of a merger of the employing entity with, or the acquisition of the property or stock of the employing entity by, the Company or a subsidiary, directly or indirectly.

Article VIII. - Waivers:

     In addition to the Committee’s authority under other provisions of the Plan (including Articles VII. and IX.), the Committee shall have the authority to accelerate the vesting of an Award, to extend the term or waive early termination provisions of an Award (subject to the maximum ten-year term under Article IV.C.), and to waive the Company’s rights with respect to an Award or restrictive conditions of an Award (including forfeiture conditions), in any case or under any circumstances as the Committee may deem appropriate, except where expressly prohibited by the Plan.

Article IX. - Amendment and Termination of the Plan:

     The Board of Directors may at any time terminate, suspend or discontinue the Plan. The Board of Directors may amend the Plan at any time, provided that any material amendment to the Plan shall not be effective unless approved by the Company’s stockholders. For this purpose, a material amendment is any amendment that would (A) materially increase the number of shares of Stock available under the Plan or issuable to a participant (other than a change in the number of shares made pursuant to Article V.G or VII.A.); (B) add to the types of awards that may be granted under the Plan; (C) expand the class of persons eligible to receive awards or otherwise participate in the Plan; or (D) require stockholder approval pursuant to the New York Stock Exchange Listed Company Manual (so long as the Company is a listed company on the New York Stock Exchange) or applicable law, including, without limitation a repricing. The Committee may at any time alter or amend any or all Award Agreements under the Plan in any manner that would be authorized for a new Award under the Plan, including but not limited to any manner set forth in Article VIII., so long as such an amendment would not require approval of the Company’s stockholders, if such amendment were made to the Plan. Notwithstanding the foregoing, no such action by the Board or the Committee shall, in any manner adverse to a participant, other than as expressly permitted by the terms of an Award Agreement, affect any Award then outstanding and evidenced by an Award Agreement without the consent in writing of the participant or a beneficiary who has become entitled to an Award.

Article X. - Parachute Limitations:

     Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a participant with the Company or any affiliate, except an agreement, contract, or understanding that expressly addresses Code Section 280G or Code Section 4999 (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the participant, whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the participant (a “Benefit Arrangement”), if the participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Award held by that participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the participant under this Plan to be considered a “parachute payment” within the meaning of Code Section 280G(b)(2) as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the participant under any Other Agreement or any Benefit Arrangement would cause the participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the participant as described in clause (ii) of the preceding sentence, then the participant shall have the right, in the participant’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the participant under this Plan be deemed to be a Parachute Payment.

Article XI. - Miscellaneous:

A.	Effective Date; Duration. The Plan has been adopted by the Board of Directors of the Company effective as of December 1, 2007 (the “Effective Date”), subject to the approval of the Company’s stockholders within one year of the Effective Date. Upon the approval of the Plan by the Company’s stockholders, (i) all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date, and (ii) no further awards will be made under the Prior Plans. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect. The Plan shall remain in effect until any and all Awards under the Plan have been exercised, converted or terminated under the terms of the Plan and applicable Award Agreements. Notwithstanding the foregoing, no Award may be granted under the Plan after December 1, 2017.

B.	Disclaimer of Liability. Neither the Company nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken or not taken in good faith under the Plan or for the failure of an Award (or action in respect of an Award) to satisfy Code requirements as to incentive stock options or to realize other intended tax consequences or for the failure of an Award, to qualify for exemption or relief under Rule 16b-3 or to comply with any other law, compliance with which is not required on the part of the Company.

C.	Unfunded Plan. The Plan shall be unfunded. Neither the Company, nor the Board of Directors nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to the Plan. Neither the Company, nor the Board of Directors, nor the Committee shall be deemed to be a trustee of any amounts to be paid or securities to be issued under the Plan.

D.	Rights of Participants.

	1.	Contract Rights, Forms and Signatures. Obligations of the Company to any participant with respect to an Award shall be based solely upon contractual obligations created by an Award Agreement. Subject to the provisions of Article XI.K., no Award shall be enforceable until the Award Agreement, or an acknowledgement of receipt, has been signed by the participant and on behalf of the Company by an “executive officer” (other than the recipient) or his or her delegate. By executing the Award Agreement or an acknowledgement of receipt, a participant shall be deemed to have accepted and consented to the terms of the Plan and any action taken in good faith under the Plan by and within the discretion of the Committee, the Board of Directors or their delegates.

	2.	No Right to an Award. Status as an employee, Director or a provider of a service to the Company or a subsidiary or affiliate shall not be construed as a commitment that any one or more Awards will be made under the Plan to any such persons. Status as a participant shall not entitle the participant to any additional future Awards.

	3.	No Assurance of Employment. Nothing contained in the Plan (or in any other documents related to the Plan or to any Award) shall confer upon any employee or participant any right to continue in the employ or other service of the Company or any subsidiary or affiliate, or constitute any contract (of employment or service), or limit in any way the right of the Company or any subsidiary or affiliate to change a person’s compensation or other benefits or to terminate the employment or service of a person with or without cause.

E.	Rights as Shareholder. The grant of an Award to a participant under the Plan in the form of a stock option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit, Performance Share or Performance Unit, shall not entitle the participant to any dividend, voting or other ownership right (unless expressly provided to the contrary in the Award Agreement) unless and until the date of issuance of the shares of Stock under the Plan. Shares of Stock may be delivered to participants in either certificated or electronic form.

F.	Compliance with Laws. The Plan, Award Agreement, and the grant, exercise, conversion, operation and vesting of Awards, and the issuance and delivery of shares of Stock and/or other securities or property, or the payment of cash under the Plan, Awards or Award Agreements, are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal insider trading, registration, reporting and other securities laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable to comply with all legal requirements. Any securities delivered under the Plan shall be subject to such restrictions (and the person acquiring such securities shall, if requested by the Company, provide such evidence, assurance and representations to the Company in respect of any such restriction) as counsel to the Company may deem necessary or desirable to assure compliance with all applicable legal requirements.

G.	Listing and Registration of Shares. The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the participant, any other individual exercising an Award, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If, at any time, the Board of Directors shall determine, in its discretion, that the listing, registration or qualification of any of the Stock subject to Awards under the Plan upon any securities exchange, or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable, as a condition of or in connection with the purchase or issuance of Stock under the Plan, no outstanding Awards that would result in the purchase or issuance of Stock may be exercised or otherwise settled unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors, and any delay caused thereby shall in no way affect the date of termination of the Award. The Board of Directors may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Stock in compliance with applicable law and shall have the authority to cause the Company at its expense to take any action related to the Plan which may be required in connection with such listing, registration, qualification, consent or approval. The Company shall be under no obligation to any participant to register for offering or resale under the Securities Act of 1933, or register or qualify under any state securities laws, any shares of Stock, security, or interest in a security, paid or issued under or created by the Plan.

H.	Rule 16b-3 Conditions; Bifurcation of Plan. It is the intent of the Company that the Plan and Share-Based Awards hereunder shall satisfy and be interpreted in a manner, that, in the case of participants who are or may be Senior Participants, satisfies any applicable requirements of Rule 16b-3, so that these persons will be entitled to the benefits of Rule 16b-3 or other exemptive rules under Section 16 under the Exchange Act and will not be subjected to avoidable liability thereunder as to Awards intended to be entitled to the benefits of Rule 16b-3 or such other exemptive rules under Section 16. If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Article XI.H., that provision to the extent possible shall be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed disregarded as to transactions under the Plan that are intended to be exempt under Rule 16b-3 or such other exemptive rules under Section 16. Notwithstanding anything to the contrary in the Plan, the provisions of the Plan may at any time be bifurcated by the Board or the Committee in any manner so that certain provisions of the Plan or any Award Agreement intended (or required in order) to satisfy the applicable requirements of Rule 16b-3 or such other exemptive rules under Section 16 are applicable only to Senior Participants and to those Awards to Senior Participants intended to satisfy the requirements of Rule 16b-3 or such other exemptive rules under Section 16.

I.	Applicable Law. The Plan, Award Agreements and any related documents and matters shall be governed by and in accordance with the laws of the State of Maryland (disregarding the choice of law rules of any jurisdiction), except as to matters of federal law.

J.	Foreign Jurisdictions. Without amending the Plan, the Committee may from time to time grant Awards to participants who are foreign nationals on such different terms and conditions (by establishing one or more sub-plans or otherwise) as the Committee may deem necessary or desirable, and not inconsistent with the intent of the Plan, to foster and promote the purposes of the Plan and, in furtherance of such purposes, the Committee may adopt, amend and terminate any such Awards, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to make available tax or other benefits of laws of any foreign jurisdiction to participants who are subject to such laws and who receive Awards under the Plan.

K.	Notices, Signature, Delivery. Whenever a signature, notice or delivery of a document is required or appropriate under the Plan or pursuant to an Award Agreement, signature, notice or delivery may be accomplished by paper or written format, or to the extent authorized by the Committee, by electronic means. In the event the Committee authorizes electronic means for the signature, notice or delivery of a document hereunder, the electronic record or confirmation of that signature, notice or delivery maintained by or on behalf of the Committee shall for purposes of the Plan and any applicable Award Agreement be treated as if it was a written signature or notice and was delivered in the manner provided herein for a written document.

L.	Successors. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other business combination, of all or substantially all of the business and/or assets of the Company.

M.	Non-Exclusivity of Plan. Nothing in the Plan shall limit or be deemed to limit the authority of the Company, the Board of Directors or the Committee to grant awards or authorize any other compensation, with or without reference to the Stock, under any other plan or authority.

N.	Section 409A of the Code. The Company intends to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Code Section 409A. To the extent that the Committee determines that a participant would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Code Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Committee. Notwithstanding the foregoing, the Company makes no representation regarding the tax implications of the compensation to be paid to any participant under the Plan, including, without limitation, under Code Section 409A.

MCCORMICK & COMPANY, INCORPORATED
18 LOVETON CIRCLE
SPARKS, MD 21152

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 1:00 p.m. (ET) on April 1, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER
COMMUNICATIONS

If you would like to reduce the costs incurred by McCormick & Company, Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 1:00 p.m. (ET) on April 1, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to McCormick & Company, Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	MCCOR1	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
MCCORMICK & COMPANY, INCORPORATED

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE LISTED NOMINEES.
1.	ELECTION OF DIRECTORS	For	Against	Abstain
Nominees:

1a.	J.P. Bilbrey	☐	☐	☐

1b.	J. T. Brady	☐	☐	☐

1c.	J. M. Fitzpatrick	☐	☐	☐

1d.	F. A. Hrabowski, III	☐	☐	☐

1e.	R. J. Lawless	☐	☐	☐

1f.	M. D. Mangan	☐	☐	☐

1g.	J. W. McGrath	☐	☐	☐

1h.	M. M. V. Preston	☐	☐	☐

1i.	G. A. Roche	☐	☐	☐

1j.	W. E. Stevens	☐	☐	☐

1k.	A. D. Wilson	☐	☐	☐

		For	Against	Abstain

2.	PROPOSAL TO APPROVE THE 2007 OMNIBUS INCENTIVE PLAN. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL.	☐	☐	☐

3.	RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL.	☐	☐	☐

4.	IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

For address changes and/or comments, please check this box and write them on the back where indicated.				☐

Please sign exactly as your name(s) appears on this Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc. should include title and authority. Corporations should provide the full name of the corporation and the title of authorized officer signing the proxy.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

McCORMICK & COMPANY, INCORPORATED

ANNUAL MEETING OF STOCKHOLDERS

Wednesday, April 2, 2008

McCORMICK & COMPANY, INCORPORATED	proxy
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Robert J. Lawless, Alan D. Wilson and Robert W. Skelton and each of them, the proxies of the undersigned, with several powers of substitution, to vote all shares of Common Stock which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 2, 2008, and at any and all adjournments thereof, in accordance with the following ballot and in accordance with their best judgment in connection with such other business as may properly come before the Annual Meeting:

IN THE ABSENCE OF SPECIFIC INSTRUCTIONS APPEARING ON THE PROXY, PROXIES WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPROVAL OF THE 2007 OMNIBUS INCENTIVE PLAN, AND FOR THE RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AS SET FORTH HEREIN, AND IN THE BEST DISCRETION OF THE PROXIES ON ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING, INCLUDING ANY ADJOURNMENT.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ALL NOMINEES AND ITEMS 2 AND 3.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)